November 14, 2018

Gregory R. Friedman
Chief Financial Officer
Corteva, Inc.
974 Centre Road
Wilmington, DE 19805

       Re: Corteva, Inc.
           Registration Statement on Form 10-12B
           Filed October 18, 2018
           File No. 001-38710

Dear Mr. Friedman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

Our Company, page 6

1. Please substantiate that you have a "best-in-class" cost structure versus your peers. Also clarify whether this is aspirational and discuss the steps you are taking to achieve this goal and the factors you consider in benchmarking your performance.
The Separation and Distribution, page 9

2. Please include diagrams illustrating: the existing DowDuPont corporate structure; the corporate structure immediately following the separation/internal reorganization; and the distribution.
 Gregory R. Friedman
FirstName LastNameGregory R. Friedman
Corteva, Inc.
Comapany 14, 2018
November NameCorteva, Inc.
November 14, 2018 Page 2
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FirstName LastName
Reasons for the Separation and Distribution, page 52

3. You state here reasons for the separation include, among other reasons, creating a focused business, tailored growth strategies, sharper focus on core business, and the ability of management to implement strategies tailored to each company's specific business characteristics. Please describe the most significant differences in strategy, operating priorities, and business focus between Corteva and DowDuPont prior to the separation.
4. In the first bullet point on page 53, please briefly discuss Corteva's capital allocation needs and how its capital structure will facilitate meeting these needs.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 91

5. We note your disclosure that certain events and circumstances in 2018 along with a reduction in cash flow projections caused a triggering event that required Historical
         DuPont to perform an impairment analysis of its agriculture reporting unit's goodwill and indefinite-lived intangible assets as of September 30, 2018, and that as a result, Historical
         DuPont recorded pre-tax (and after-tax), non-cash impairment charges of about $4.5 billion for goodwill and $0.1 billion for certain indefinite-lived assets associated with its agriculture reporting unit. Please tell us the significant assumptions Historical DuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended September 30, 2018 and more fully explain the facts and circumstances that resulted in these impairments to be recorded during this interim period.
DowDuPont Cost Synergy Program, page 93

6. Please provide context for the Cost Synergy Program by discussing and quantifying, to the extent you are able, the potential loss of synergies and one-time costs associated with the separation.
7. In the second paragraph of this subsection, please disclose the amount of the cost synergy commitment attributable to Historical DuPont.
Our Competitive Strengths
Enhanced seed and crop protection pipelines, page 127

8. Please substantiate your statement here and on page 132 that you have the broadest
         CRISPR intellectual property estate in the agricultural industry.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the
 Gregory R. Friedman
Corteva, Inc.
November 14, 2018
Page 3

financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any other questions.



                                                        Sincerely,
FirstName LastNameGregory R. Friedman
                                                        Division of Corporation
Finance
Comapany NameCorteva, Inc.
                                                        Office of
Transportation and Leisure
November 14, 2018 Page 3
cc:       Brian V. Breheny
FirstName LastName